111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

January 25, 2021

VIA EDGAR CORRESPONDENCE

Sally Samuel

Quinn Kane

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Exchange-Traded Fund IV, on behalf of FT Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF, a series of the Registrant
File No. 333-250178

 Dear Ms. Samuel and Mr. Kane:

We received your oral comments via telephonic conference on January 25, 2021 regarding the Registration Statement on Form N-14 (the “Registration Statement”) for First Trust Exchange-Traded Fund IV, on behalf of FT Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF, a series of the Registrant (the “Fund” and together with Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF (the Target Fund”), the “Funds” and each a “Fund”) filed on November 18, 2020 and Pre-Effective Amendment No. 1 filed on January 21, 2021. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments.

DISCLOSURE COMMENTS

Comment 1

On page 6 of the Statement of Additional Information it states, “the Fund will invest at least 80% of its net assets…” Please change “net” to “total” here and everywhere else applicable in the 497 filing.

Division of Investment Management

January 25, 2021

Response to Comment 1

The Registration Statement will be revised as requested.

Comment 2

On page 24 of the Statement of Additional Information in footnote 2 is references 2019. Please update this, and any applicable information associated with this, to 2020 for the 497 filing.

Response to Comment 2

The Registration Statement will be revised as requested.

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Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

cc: Don Swade

W. Scott Jardine

Kristi Maher

Matt Farber